FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT APRIL 24, 2007

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Shareholder Information
Telekom Austria Group’s Announcements at the Capital
Market Day (Ad-hoc)
•	New Cash Use Policy 2007-2010

•	New Group Targets 2007-2010

•	Delisting from the New York Stock Exchange
Vienna, April 24, 2007: During the Capital Market Day the Telekom Austria Group (VSE: TKA, NYSE: TKA) today announced the new cash use policy, the 2007-2010 Group targets and its intention to delist from the New York Stock Exchange.
New Cash Use Policy 2007-2010
Today the Telekom Austria Group provided an update of its previously communicated cash use policy. The Telekom Austria Group expects to generate a free cash flow of approximately Euro 3.3bn for the period 2007 until 2010 in addition to approximately Euro 750mn resulting from the increase in net debt to a level of net debt/EBITDA of 2.0x. Based on a stable dividend pay-out ratio of 65% of net income, the Telekom Austria Group expects to distribute about Euro 1.4bn through dividends. Approximately Euro 2.65bn will be earmarked for growth investments in Eastern and South-Eastern Europe. If profitable growth investments are not sufficiently available, the Telekom Austria Group intends to acquire up to 10% of its shares within the next 24 months.
Hans Tschuden, CFO of the Telekom Austria Group said: “The new cash use policy provides investors with an update of our future financial strategy. It is our top priority to find a balance between shareholder return through strong dividends and share buybacks and investments in further growth projects. I am confident that this new cash use policy provides a good basis to create further value for our shareholders in the future.”
Group Targets 2007-2010
Furthermore, the Telekom Austria Group extended its mid-term outlook to include the period until 2010. The Telekom Austria Group expects the compound annual growth rate of Group revenues for the period 2007 until 2010 to be approximately 1%-1.5% and the compound annual growth rate for Group adjusted EBITDA over the same period to be approximately 1.5%-2.0%. Net income is expected to grow with a compound annual growth

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rate of more than 10%. The outlook does not include any impact from the introduction of roaming regulation.
Boris Nemsic, Chief Executive Officer of the Telekom Austria Group said: “Our mid-term targets give you an overview about the growth rates we expect over the period 2007 until 2010. We are confident we will reach these goals despite the challenging, competitive environment we experience in all our markets. We still do not have the necessary visibility on roaming, therefore, we have not yet included the impact in our estimates.”

Telekom Austria Group	Targets 2007-2010

Revenue CAGR	1% - 1.5%

Adjusted EBITDA CAGR	1.5% - 2.0%

Net income CAGR	>10%

Voluntary Delisting and Deregistration from the New York Stock Exchange
The Telekom Austria Group also announced its intention to delist its American Depositary Shares from the New York Stock Exchange and to deregister from the U.S. Securities and Exchange Commission.
Hans Tschuden, Chief Financial Officer of the Telekom Austria Group added: “Following the recent adoption of new rules by the U.S. Securities and Exchange Commission regarding the termination of reporting obligations under U.S. securities laws, and in light of the low volume of Telekom Austria shares traded in New York, we have decided to delist. This will help us to enhance red tape efficiency and reduce costs related to the listing. However, we will remain committed to a high-standard of corporate governance and transparency towards our shareholders.”
To complete delisting and deregistration the Telekom Austria Group intends to file a Form 25 with the SEC on May 4, 2007 and expects the filing to be effective as of May 14, 2007. On the very same day the NYSE is anticipated to suspend trading of the ADSs.
The ADS program will be modified to reflect the delisting and the ADSs will be traded over-the-counter under a Level 1 ADR Program. The Telekom Austria Group will cover any fees and expenses incurred, should an ADS holder wish to convert his/her ADSs and withdraw ordinary shares from the depositary following delisting and deregistration.
Telekom Austria will maintain its primary listing on the Vienna Stock Exchange.
Contact:
Peter Zydek
Head of Investor Relations
Telekom Austria Group
Tel.: +43 (0) 590591-19001
E-Mail: peter.zydek@telekom.at

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Boris Nemsic

Name: Boris Nemsic Title: Chief Executive Officer

	By:	/s/ Hans Tschuden

Name: Hans Tschuden Title: Chief Financial Officer
Date: April 24, 2007